Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Penn West Energy Trust confirms its September cash distribution and provides updates on the proposed changes to the Alberta royalty rules and hedging activities

    CALGARY, Sept. 24 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") confirms that its September 2007 cash distribution will be
CDN$0.34 per trust unit payable on October 15, 2007 to unitholders of record on September 28, 2007. The ex-distribution date is September 26, 2007.
    The CDN$0.34 per unit is equivalent to approximately US$0.34 per unit
(before deduction of any applicable Canadian withholding tax), using a current currency exchange of one Canadian dollar equals one US dollar. Registered unitholders with U.S. addresses will receive their distributions directly from our transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.
    On September 18, 2007, the Alberta Royalty Review Panel released recommendations proposing changes to the Alberta oil sands and conventional oil and natural gas royalty programs for the consideration of the Government of Alberta. Changes proposed include higher royalty rates on high productivity wells and lower rates on low productivity wells depending on commodity prices, the imposition of an "oil sands severance tax" and the removal of the "old"
well classification that attracts a higher royalty rate under the current
Alberta royalty system. At present, approximately sixty percent of Penn West's production and revenue is derived from producing oil and natural gas assets on crown leases in Alberta. We currently believe that, if adopted as proposed, the impact of the suggested changes on our cash flow from operating activities will not be material due to the mature nature of the majority our producing assets. We are, however, concerned about the likely impact of the proposed changes on oil sands development and production, experimental enhanced oil recovery projects and further exploration in the province. Our concerns are shared by the Canadian Association of Petroleum Producers ("CAPP"), and we
will participate with CAPP to provide feedback and analysis to the Government of Alberta as it reviews the panel's recommendations.
    On May 31, 2007, Penn West issued US$475 million of notes repayable in US dollars maturing in eight to fifteen years. Penn West recently entered into foreign exchange contracts to fix the repayment amount, in Canadian dollars, on US$250 million of these notes at an exchange rate of one Canadian dollar is slightly in excess of one US dollar.
    Penn West also recently entered into crude oil (WTI) collars with a total volume of 5,000 barrels per day for the second half of the 2008 calendar year.
The collars were transacted with an average floor price of US$67.00 per barrel and an average ceiling price of US$80.75 per barrel. Penn West's hedged 2008 liquids volumes are now approximately 34% of total anticipated production net of royalties. The transaction of these collars is consistent with policies established by the Board of Directors of Penn West.

    Forward-Looking Statements

    In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation.
Forward-looking statements are typically identified by words such as
"anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains, without limitation, forward-looking statements pertaining to the following:
the impact that the Alberta Royalty Review Panel's recommendations regarding potential changes to the Alberta oil sands and conventional oil and natural gas royalty programs (collectively, the "ARRP Proposals") would have on Penn
West's cash flow from operating activities should they be implemented by the
Government of Alberta as proposed; the potential impact of the ARRP Proposals on oil sands development and production, experimental enhanced oil recovery projects and further exploration in Alberta; and the percentage that Penn
West's hedged 2008 liquids volumes represents in relation to total anticipated production (net of royalties).

    With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: that the ARRP Proposals will be adopted in the form currently proposed; future oil and natural gas prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future exchange rates; the amount of future cash distributions paid by Penn West; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities.
    Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: that changes will be made to the Alberta oil sands and conventional oil and natural gas royalty programs that are different than the ARRP
Proposals and that will materially and adversely affect Penn West; volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand; risks inherent in oil and gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions;
geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time;
failure to realize the anticipated benefits of acquisitions; and the other factors described in Penn West's public filings (including its Annual
Information Form) available in Canada at www.sedar.com and in the United
States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

    The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, President and CEO, Phone: (403) 777-2502/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 13:02e 24-SEP-07